FORM 1-SA

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

For the semi-annual period ended June 30, 2023

CARDONE REIT I, LLC

Commission File No. 024-11674

Delaware

(State or other jurisdiction of incorporation or organization)

Cardone Capital LLC

18909 NE 29th Avenue

Aventura, FL 33180

Office: (310) 777-0255

Email: invest@Cardonecapital.com

All correspondence:

Richard R. Robinette, Esq.

Dodson Robinette PLLC

1431 E. McKinney St. Suite 130

Denton, TX 76209

EMAIL FOR CORRESPONDENCE: richard@crowdfundinglawyers.net

Class A Interests (Unit)

(Title of each class of securities issued pursuant to Regulation A)

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Semi-Annual Report on Form 1-SA (“Report”) of Cardone REIT I, LLC (the “Company”, “Cardone Equal Opportunity Fund 1”, “CEOF1”, “CRI”, “we”, “our” or “us”) that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance, or achievements that we express or imply in this Report or in the information incorporated by reference into this Report.

The forward-looking statements included in this Report are based upon our current expectations, plans, estimates, assumptions, and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive, and market condition and future business decision, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. The Company does not promise to update any forward-looking statements to reflect changes in the underlying assumptions or factors, new information, future events, or other changes.

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of these financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On a regular basis, we evaluate these estimates. These estimates are based on management’s historical industry experience and on various assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	changes in economic conditions generally and the real estate market specifically;

•	limited ability to dispose of assets because of the relative illiquidity of real estate investments;

•	intense competition in the real estate market that may limit our ability to attract or retain tenants or re-lease units;

•	defaults on or non-renewal of leases by tenants;

•	increased interest rates and operating costs;

•	our failure to obtain necessary outside refinancing;

•	decreased rental rates or increased vacancy rates;

•	changes in multi-family or geographic market trends;

•	changes in real estate and zoning laws and increases in real property tax rates and values;

•	failure of acquisitions to yield anticipated results;

•	failure to achieve the target returns, internal rate of return, multiple and distributions to Members;

•	legislative or regulatory changes impacting our business or our assets; and

•	exposure to liability relating to environmental and health and safety matters.

2

CARDONE REIT I, LLC

SEMI-ANNUAL REPORT ON FORM 1-SA

For the Period ended June 30, 2023

3

PART II

Cardone REIT I, LLC

Item 1.  MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information discussed in this item should be read together with the Company’s financial statements and related notes appearing under Item 3 of this Semi-Annual Report.

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto appearing under Item 3 elsewhere in this Report. Our fiscal year end is December 31st. Our financial statements are prepared in accordance with Generally Accepted Accounting Principles. This Report may contain forward-looking information within the meaning of the federal securities laws, which involve known and unknown risks, uncertainties and other important factors which may impact our actual results.

Overview

Cardone REIT I, LLC is a Delaware limited liability corporation formed to primarily invest directly or indirectly in multifamily apartment complexes and commercial properties located throughout the United States.

On October 29, 2021, the Company began accepting subscription agreements from investors as part of a $75 million offering under Regulation A Plus.  On December 10, 2021, the Company began operations when 8,502 Class A units were issued to investors and debt instruments were entered into with an affiliate to “pre-fund” a portion of three investments.  As of June 30, 2023, the Company has issued 47,887.6 Class Units and 1,000 Class B units and has invested in four multifamily real estate investments with properties located in South Florida, and one commercial property located in Scottsdale, Arizona.  As of August 31, 2023, the Company had issued 58,040.80 Class A Units and 1,000 Class B units, and has invested in an additional multifamily real estate property in South Florida.

COVID-19 Pandemic

Certain impacts from the COVID-19 outbreak may continue to have a significant negative impact on the Company's operations and performance.  These circumstances may still continue for an extended period of time and may continue to have an adverse impact on economic and market conditions.  The ultimate economic fallout from the pandemic and the long-term impact on economies, markets, industries, and individual companies still is unknown.  The extent of the impact on the financial performance and operations of the Company will depend on future developments, which are highly uncertain and cannot be predicted.

Inflation and Interest Rates

While government stimulus and low interest rates encouraged 2021’s robust economic rebound, this highly accommodative monetary policy also drove inflation to highs not seen in almost 40 years. As the consensus outlook on inflation has recently moved from “transitory” to more persistent, the Federal Reserve has markedly changed its stance to become more hawkish, as evidenced by several rate increases in 2022 which continued during the first half of 2023.   Despite expectations of tighter monetary policy and potential forthcoming Federal Reserve interest rate hikes, multifamily fundamentals remain sound as the increasing cost of single-family home ownership continues to outpace multifamily rental rate growth. Furthermore, current forecasts suggest rental rates will continue to grow but at a slower pace than last year. We believe our investment strategy, combined with our management team’s experience and expertise,, will continue to generate attractive long-term equity returns for our members.

Results of Operations

December 31, 2022 Net losses for the six months ended June 30, 2023 totaled $3,799,278 which included a loss from unconsolidated investees of $3,708,453 and other expenses of $521,787 and interest income of $430,962. Net losses for the Year Ended December 31, 2022 totaled $8,677,321 which included a loss from unconsolidated investees of $8,285,384, other expenses of $500,5777, and interest income of $112,590. The 2023 and 2022 loss from unconsolidated investees includes $1,695,347 and $4,961,694, respectively, of depreciation and amortization expense. See Note 3 Investments in unconsolidated investees and Note 5 Related Party Transactions for further information regarding investments in unconsolidated investees and fees to the Manager or affiliates.

The multifamily portfolio averaged a strong occupancy level at 94.77% for the first half of June 2023. South Florida continues to experience increased consumer demand for rental units which has been driving both occupancy and monthly rental revenues higher. The Manager anticipates that the demand for rental units in the locations of the Company’s investments will remain strong in 2023.

4

Liquidity and Capital Resources

As of December 31, 2022, the Company had paid off all money borrowed from an affiliate of the Manager to “pre-fund” the purchase of the first three investments. These loans accrued interest at 6% and were repaid on or before March 1, 2022 from the issuance of Class A units. When the fourth property was purchased, the Company borrowed $609,250 to “pre-fund” the purchase of the fourth investment under the same terms of the previous loans. This loan was repaid on or before May 1, 2022. As of June 30, 2023, the Company had interest payable of $110,204 in conjunction with these loans. We do not anticipate borrowing any additional funds or offering any additional debt or equity in conjunction with the Company’s current investments.

The SPE’s in which the Company invested have leveraged their individual assets with non-recourse debt between 75%-82% of the acquisition cost.  As of June 30, 2023, the debt financing for our entire portfolio of SPE’s is less than 54% of the cost of our tangible assets (before deducting depreciation or other non-cash reserves). These variable interest rate loans mature in three years and have two one-year options to renew. As of June 30, 2023, the interest rates ranged from 7.019% to 8.397% as compared to the interest rates in December 2022 ranging from 3.82% to 4.53%; however, as interest rate caps were purchased at the time of loan closing to mitigate the impact of rising interest rates, the loans have maximum interest rates ranging from 5.54% to 6.25%.

As of June 30, 2023, Miami River and Las Olas Walk are subject to cash management provisions outlined in the respective loan documents as, due to rising interest rates, the debt coverage ratios (“DCR” and defined as Net Operating Income divided by Debt Service) is below 1.15x.  The properties will exit cash management upon satisfying the required 1.15x DCR for a period of six consecutive months. In the interim. we do not anticipate cash management will impact property operations and values.

The Company’s Manager determines the amount of distributions (“Distributable Cash”) to be paid to our investors from the distributions received from the investment in the SPEs which own the properties. Distributions from the properties and distributions to the unitholders began in 2022, with a total of $1,607,228 life to date being distributed to the Class A Members as of June 30, 2023. At the Manager’s discretion, no distributions were made to the Class B Interest holder, the Manager, with the intention that at a later time, when the cash flow from operations increases or a Capital Transaction occurs, the Manager may adjust cash distributions to retroactively account for the deferred payments. (See Financial Statements Note 4 Member’s Equity for further information.)

Distributions paid to investors may not be indicative of future distributions since they are dependent upon the amount of the Company’s available Distributable Cash and the distributions received from the SPEs holding each property which may vary due to changes in rental rates, occupancy, expenses and other obligations of the property and general market conditions.

Trends and Key Information Affecting our Performance

Through June 30, 2023, we believe that current market dynamics and underlying fundamentals suggest an overall positive trend in the United States multifamily housing industry. Our properties are in desirable locations and should benefit from the wave of new renters fleeing major metros, many of whom may continue to work remotely. Job growth, increasing household formations and changing demographics provide the backdrop for strong renter demand. We believe that other factors impacting the prime United States renter demographic, such as the increase in the average cost of first-time home ownership, increasing mortgage interest rates, and tight credit standards in the single-family home mortgage market support the value proposition of owning multifamily properties.

5

Critical Accounting Policies

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies. We have elected to take advantage of this extended transition period, and thus, our financial statements may not be comparable to those of other reporting companies. Accordingly, until the date we are no longer an “emerging growth company” or affirmatively opt out of the exemption, upon the issuance of a new or revised accounting standard that applies to our financial statements and has a different effective date for public and private companies, we will disclose the date on which adoption is required for non-emerging growth companies and the date on which we will adopt the recently issued accounting standard.

The preparation of financial statements in accordance with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. Such judgments are based on our management’s experience, our historical experience, and the industry. We consider these policies critical because we believe that understanding these policies is critical to understanding and evaluating our reported financial results. Additionally, these policies may involve significant management judgments and assumptions, or require estimates about matters that are inherently uncertain. These judgments will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

December 5, 2023 Restatement

After posting the financials we discovered that an Affiliated had paid approximately $100,000 in advertising invoices which should have been paid by the Company. While investigating and correcting this error, we discovered additional errors in the way our software compiled data from multiple sources to assembled our mid-year 2023 financials, which had caused other amounts to be misstated in the Company’s interim unaudited financial statements, particularly the Cash Flow Statements and the Change in Membership Equity. We have amended our semi-annual financial statements to fix those errors, as discussed in Note 8 to our amended Financial Statements. These errors did not materially impact our assessment of the performance of the Company or of our multifamily properties during the six month period from January 1, 2023 to June 30, 2023.

Item 2. Other Information

None.

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Item 3. Financial Statements

CARDONE REIT I, LLC

Financial Statements for the Six Month Period Ended June 30, 2023

7

Cardone REIT I, LLC
Balance Sheets As of June 30, 2023 and December 31, 2022

	June 30, 2023	December 31, 2022
Assets:
Cash	$30,597,960	$12,219,378
Due from related party		5,000
Prepaid Expenses	17,664
Investments in unconsolidated investees	32,190,389	36,616,782
Total Assets	$62,806,013	$48,841,160
Liabilities and Members' Equity
Liabilities:
Accrued expenses - related parties	$782,288	$441,972
Accounts payable	307	1,848
Offering proceeds	29,340,934	11,331,249
Contingencies
Notes payable - related party	-	-
Total Liabilities	30,123,527	11,775,069
Members' Equity:
Class A Units, 750,000 authorized, 47,880.8 Units issued and outstanding as of June 30, 2023 and December 31, 2022
Class B Units, 1,000 authorized, 1,000 issued and outstanding	47,887,600	47,880,800
Accumulated distributions	(1,330,154)	(757,293)
Offering and syndication costs	(595,141)	(576,875)
Accumulated deficit	(13,279,819)	(9,480,541)
Total Members' Equity	32,682,486	37,066,091
Total Liabilities and Members' Equity	62,806,013	48,841,160

F-1

Cardone REIT I, LLC
Statements of Operations For the Six Month Periods Ended June 30, 2023 and June 30, 2022

	Period Ended	Period Ended
	June 30, 2023	June 30, 2022
Equity in Losses of Unconsolidated Investees	$(3,708,453)	(4,307,226)

Expenses
Asset management fees	237,436	136,907
Professional and other fees	284,351	70,111

Total expenses	521,787	207,018

Other income (expense)
Interest income	430,962	-
Interest expense	-	(58,270)

Total other income (expense)	430,962	54,320

Net Loss	$(3,799,278)	(4,572,514)

F-2

Cardone REIT I, LLC
Statements of Changes in Members' Equity For the Periods From Inception (July 22, 2021) to June 30, 2023

		Class A		Class B
	Total	Units	Amount	Units	Amount

Proceeds from issuance of units	14,337,500	14,337.5	14,337,500	1,000	$-
Offering and syndication costs	(214,365)	-	(214,365)	-	-
Net loss	(803,220)	-	(803,220)	-	-
Balance, December 31, 2021	13,319,915	14,337.5	13,319,915	1,000	-
Proceeds from issuance of units	18,543,300	18,543.3	18,543,300		-
Offering and syndication costs	(188,647)	-	(188,647)	-	-
Distributions to unit holders	(4,572,514)	-	(4,572,514)	-	-
Net loss	(195,563)	-	(195,563)	-	-
Balance, June 30, 2022	26,906,491	32,880.8	26,906,491	1,000
Proceeds from issuance of units	15,000,000	15,000	15,000,000
Offering and syndication costs	(173,863)	-	(173,863)
Distributions to unit holders	3,815,221	-	3,815,221
Net loss	(8,481,758)	-	(8,481,758)
Balance, December 31, 2022	37,066,091	47,880.8	37,066,091	1,000	-
Proceeds from issuance of units	6,800	6.8	6,800	-	-
Offering and syndication costs	(18,266)	-	(18,266)	-	-
Distributions to unit holders	(572,861)	-	(572,861)	-	-
Net loss	(3,736,479)	-	(3,736,479)	-	-
Balance, June 30, 2023	32,682,486	47,887.6	32,682,486	1,000	-

F-3

Cardone REIT I, LLC
Statements of Cash Flows
For the Six Month Periods Ended June 30, 2023 and June 30, 2022

	Period Ended	Period Ended
	June 30, 2023	June 30, 2022
Cash flows from operating activities:
Net loss	(3,799,278)	(4,572,514)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Equity in losses of unconsolidated investees	3,708,453	4,307,226
Distributions from unconsolidated investees	717,940	666,141
Changes in operating assets and liabilities:
Accrued expenses - related parties	336,403	223,073
Prepaid expenses	(17,664)
Accounts payable	(1,541)	4,563
Total adjustments	4,747,504	5,201,003
Net cash provided by (used in) operating activities	948,226	628,489

Cash flows from investing activities:
Investments in unconsolidated investees	-	(7,500,000)
Due from related party	5,000	29,441
Net cash used in investing activities	5,000	(7,470,559)

Cash flows from financing activities:
Proceeds from notes payable - related party	-	609,250
Repayment of notes payable - related party	-	(11,559,060)
Offering and syndication costs	(18,266)	(188,647)
Offering proceeds	18,009,683	21,503,556
Proceeds from Issuance of Units	6,800
Distributions to unit holders	(572,861)	(195,563)
Net cash provided by financing activities	17,425,356	10,169,536
Net Change in Cash	18,378,582	3,327,466
Cash, beginning of year	12,181,128	6,457,456
Cash, end of year	30,597,960	9,784,922
Supplemental Disclosure of Cash Flow Information:
Interest paid
Income taxes paid

F-4

CARDONE REIT I, LLC

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2023

NOTE 1: NATURE OF OPERATIONS

Cardone REIT I, LLC (the “Company”) is a limited liability company organized on July 22, 2021, under the laws of Delaware. The Company is located in Aventura, Florida. The Company was formed to raise up to $75 million under Regulation A Plus from a wide range of investors, with a primary focus on individual non-accredited investors and to acquire investments in multifamily and commercial real estate. The Company intends on investing through limited liability corporations (“Cardone Member LLC’s”) (treated as partnerships) that own a single multifamily property or commercial property (through single purpose entities “SPE’s”).  The Cardone Member LLC’s are co-owned by the Company (through a 15%-20% ownership interest), a Cardone Equity Fund (“CEF”), a related entity for accredited investors with common management, and Grant Cardone, manager of Cardone Capital LLC.  Grant Cardone typically owns from 1% to 2.5% of the LLC’s. (See Note 5 Related Party Transactions for further details).  The fundraising activity will be primarily done through Cardone Capital LLC’s (the “Manager”) online platform.

On October 29, 2021, the Company began accepting subscription agreements from investors as part of a $75 million offering under Regulation A Plus.  On December 10, 2021, the Company began operations when 8,502 Class A units were issued to investors and debt instruments were entered into with an affiliate to “pre-fund” a portion of three investments.  As of June 30, 2023, the Company has issued 47,887.6 Class A units and 1,000 Class B units and has invested in four multifamily real estate properties located in South Florida and one commercial office complex located in Scottsdale, Arizona.

After posting the financials we discovered that an Affiliate had paid approximately $100,000 in advertising invoices which should have been paid by the Company. While investigating and correcting this error, we discovered that some of the links in the Company’s financial report were incorrect, which had caused other amounts to be misstated in the Company’s interim unaudited financial statements.

The Company is dependent upon additional capital resources and is subject to significant risks and uncertainties, including failing to secure funding to operationalize the Company’s planned operations or failing to profitably operate the business.

The Company is not registered as an Investment Company under the Investment Company Act of 1940, as amended.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared under accounting principles generally accepted in the United States of America (“GAAP”).

Cash and Concentration of Cash Balance

The Company’s cash in bank deposit accounts, at times, may exceed federally insured limits. As of June 30, 2023, the Company had approximately $30,347,000 with a financial institution in excess of federally insured limits.

Investments in Unconsolidated Investees

Investments in limited liability companies in which the Company has a noncontrolling interest, but otherwise exercises significant influence, are accounted for under the equity method of accounting whereby the investment is comprised of contributions, offset by distributions, and adjusted for the Company’s proportionate share of the investee's earnings or losses.  Management recognizes a loss on the value of its investments when an other than temporary decline has occurred based on analysis of the excess carrying value of the investment compared to its fair value and the length of time such excess occurs.

F-5

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments in Unconsolidated Investees (continued)

Distributions received from unconsolidated investees are classified using the nature of the distribution approach in the statement of cash flows. Under this approach, distributions received should be classified on the basis of the nature of the activity of the investee that generated the distribution as either a return on investment (classified as operating cash inflow) or a return of investment (classified as investing cash inflow).

Offering and Syndication Costs

Offering and syndication costs represent costs incurred in connection with the offering and syndication of members’ interests. These costs are reflected as a direct reduction of Class A net assets. For the six month periods ending June 30, 2023 and June 30, 2022, a total of $18,266 and $188,647, respectively, were incurred for offering and syndication costs.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Offering Proceeds

Offering proceeds reflected as liabilities represent subscriptions received in advance of issuance of Class A units that will be converted to members’ equity upon acceptance of the investor by the Company.

Income Taxes

The Company has elected to be taxed as a REIT pursuant to Sections 856 - 860 of the Internal Revenue Code.  Generally, as a qualified REIT, the Company is not subject to federal income tax to the extent that it distributes its taxable income to the members and complies with certain statutory organizational and operational requirements.  If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal and state income taxes (including applicable alternative minimum taxes) based on its taxable income using the applicable corporate income tax rates.  The Company may be subject to certain state and local income taxes, as well as federal income tax on any undistributed taxable income.

The Company assesses its tax positions in accordance with Accounting for Uncertainties in Income Taxes as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions.  The Company records these liabilities to the extent it deems them more likely than not to be incurred.  Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

F-6

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Risks and Uncertainties

The Company’s business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. Adverse developments in these general business and economic conditions could have a material adverse effect on the Company’s financial condition and results of operations.

NOTE 3:  INVESTMENTS IN UNCONSOLIDATED INVESTEES

As of June 30, 2023, the Company owns noncontrolling interests in five limited liability companies, which own and operate multi-family rental properties located in Fort Lauderdale, Miami and Sunrise, Florida, along with one commercial office building in Scottsdale, Arizona.  Since the Company does not control the investee, it reflects its investments in such limited liability companies on the equity method.

At June 30, 2023, the Company’s investments in unconsolidated investees consisted of the following:

	Las Olas Walk	Riverwalk	Sunrise	Miami	Corporate Center	Total
Ownership Interest	20%	20%	20%	15%	20%
Balance as of December 31, 2022	$8,472,670	$4,915,481	$2,992,208	$5,563,914	$14,634,259	$36,616,782
Contributions	-	-	0	0	0	0
Distributions	(42,104)	(59,710)	94,964	(40,096)	(462,830)	(717,940)
Proportionate Share of 2023Activity	(1,384,031)	(686,035)	(888,209)	(797,531)	47,353	(3,708,453
Balance as of June 30, 2023	$7,046,535	$2,505,215	$$2,009,035	$4,764,537	$81,612	$32,190,389

F-7

NOTE 3:  INVESTMENTS IN UNCONSOLIDATED INVESTEES (continued)

The Company’s investments in unconsolidated investees, at June 30, 2023 consisted of the following:

Consolidated Statement of Operations	Las Olas walk	Riverwalk	Sunrise	Miami	Corporate Center	Total
Revenue	8,526,994	5,427,452	5,301,776	5,413,708	3,370,303	28,040,233
Operating Expenses	(3,481,978)	(2,372,890)	(2,120,265)	(2,086,959)	(1,635,624)	(11,697,716)
Loss from Operations	5,045,016	3,054,562	3,181,511	3,326,749	1,734,679	16,342,517
Interest Expenses	(4,847,106)	(2,904,007)	(2,944,712)	(3,189,939)	-	(13,885,764)
Net Loss	197,910	150,554	236,799	136,811	1,734,679	2,456,753

Consolidated Balance Sheet	Las Olas walk	Riverwalk	Sunrise	Miami	Corporate Center	Total
Total Assets	219,671,923	130,040,322	112,027,933	142,812,116	77,479,490	682,031,784
Total Liabilities	177,303,064	105,683,385	97,275,256	105,920,825	4,282,256	490,464,786
Members Equity	42,368,859	24,356,935	14,752,677	36,891,291	73,197,234	191,566,996

F-8

The Company’s investments in unconsolidated investees, at December 31, 2022 consisted of the following:

	Las Olas	Riverwalk	Sunrise	Miami River	Corporate Center	Total
Ownership interest	20%	20%	20%	15%	20%
Contributions	$12,580,000	$7,040,000	$4,930,000	-	-	$24,550,000
Proportionate share of 2021 activity	(330,297)	(196,036)	(207,301)	-	-	(733,634)
Balance at December 31, 2021	12,249,703	6,843,964	4,722,699	-	-	23,816,366
Contributions	-	-	450,000	7,050,000	14,600,000	22,100,000
Distributions	(461,548)	(305,339)	(164,681)	(82,632)	-	(1,014,200)
Proportionate share of 2022 activity	(3,315,485)	(1,623,144)	(2,015,810)	(1,365,204)	34,259	(8,285,384)
Balance at December 31, 2022	$8,472,670	$4,915,481	$2,992,208	$5,602,164	$14,634,259	$36,616,782

F-9

NOTE 3:  INVESTMENTS IN UNCONSOLIDATED INVESTEES (continued)

The 2022 results of operations and financial position of the unconsolidated investees are summarized as follows:

2022 Condensed Statement of Operations	Las Olas	Riverwalk	Sunrise	Miami River	Corporate Center	Total
Revenue	$15,887,856	$10,308,366	$9,567,162	$8,132,135	$714,393	$44,609,912
Operating expenses	27,922,169	15,797,931	16,231,390	14,453,954	594,344	74,999,788
Income (loss) from operations	(12,034,313)	(5,489,565)	(6,664,228)	(6,321,819)	120,049	(30,389,876)
Other income (expenses)	(4,543,112)	(2,625,071)	(3,414,823)	(2,779,539)	51,251	(13,311,294)
Net income (loss)	$(16,577,425)	$(8,114,636)	$(10,079,051)	$(9,101,358)	$171,300	$(43,701,170)

NOTE 4: MEMBERS’ EQUITY

The Company is governed by its amended operating agreement dated October 29, 2021, which limits the liability of its members to their total capital contributions and provides for the Company to continue in perpetuity until dissolved in accordance with the operating agreement. The Company’s membership interest is comprised of Class A and Class B Units. Class A Units are non-voting units on any matters. Class B Units, which were issued to the Manager at formation as founder’s interests, are entitled to one vote per Class B Unit on all matters upon which the Members have the right to vote under the operating agreement.

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NOTE 4: MEMBERS’ EQUITY (continued)

The Company is offering 75,000 Class A Interests at $1,000 per Interest through a Tier II offering pursuant to Regulation A under the Securities Act, also known as “Reg A Plus” and sells the Interests directly to investors and not through registered broker-dealers who are paid commission. The minimum investment is $5,000. The maximum amount to be raised in the offering is $75 million. The capital contributions of the Class A members shall result in 80% of the total interests in the Company. The Manager’s Class B Interest will be a 20% profit interest.

In accordance with the operating agreement, distributions will be declared and distributed at least annually.  The Manager intends on generally allocating 80% of the distributions to the Class A unitholders and 20% to the Class B unitholders.  At the Manager’s discretion, the Manager may reallocate any distributable cash from the Class B unitholders to the Class A unitholders.  The Manager also has discretion to reallocate distributable cash from the Class A unitholders to the Class B unitholders so long as at least 80% of all distributable cash to date is allocated to the Class A unitholders. Generally, distributable cash from capital transactions shall be first allocated to Class A unitholders until their respective unreturned capital account balances are reduced to zero, and finally, the remaining distributable cash 80% to Class A unitholders and 20% to Class B unitholders.

NOTE 5: RELATED PARTY TRANSACTIONS

The Company has engaged the Manager to manage the Company under a management agreement. The Company is subject to the following fees under this agreement:

Reimbursement of Organization and Offering

The Company’s Manager and its affiliates will be reimbursed for actual organizational and offering expenses incurred. Organization and offering expenses consist of the actual legal, accounting, printing, marketing, advertising, filing fees, any transfer agent costs and other accountable offering-related expenses.

Organization and offering costs for the six month period ended June 30, 2023, of $18,266. were incurred by a related party on the Company’s behalf and was repaid to the related party leaving a $6,843 balance, which is included as a component of accrued expenses – related parties in the accompanying balance sheet. This related party advance is unsecured, interest-free, and repayable on demand due to affiliate.

Organization and offering costs for the six month period ended June 30, 2022 of $188,647 were incurred by a related party on the Company’s behalf which is included as a component of accrued expenses – related parties in the accompanying balance sheet. This related party advance is unsecured, interest-free, and repayable on demand due to affiliate.

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NOTE 5: RELATED PARTY TRANSACTIONS (continued)

Acquisition Fee

For each real estate investment, the Manager or its designated affiliate will be paid a fee of 1% of the investment’s purchase price. This fee will be paid at the discretion of the Manager, but no later than the liquidation of the real estate investment. Should the fee be paid at acquisition it is included as an acquisition cost of the SPE purchasing the property and, therefore, would be included in the cost of the Company’s investment.

As of December 31, 2022, all acquisition fees have been paid and a total of $6,800,000 in fees are considered acquisition costs and included in the basis of the purchased properties. The Company’s proportional share, based on the ownership of the respective investments, totaled $1,287,000 and is included in the investment cost.

No additional acquisition fees were paid between December 30, 2022 and June 30,2023.

Disposition Fee

For each real estate investment, the Manager or its designated affiliate will be paid a fee of 1% of the investment’s sale price. This fee will be paid at the disposition of the investment’s real estate.

Asset Management Fee

The Company will pay the Manager, or its designated affiliate, a 1% annualized Asset Management Fee calculated based on the total Contributed Capital made to the Company by its Members. This fee will be payable monthly at the discretion of the Manager. For the six month periods ended June 30, 2023 and June 30, 2022, the Company incurred $237,436 and $136,907, respectively, in asset management fee expense, of which $602,490 remains payable as of June 30, 2023.  The balance of the accrued fees as of June 30, 2022 was $143,546 and is included as a component of accrued expenses – related parties in the accompanying balance sheets.

Marketing Fee

Beginning in 2022, a portion of the property management fee paid to one of the property managers was remitted to a designated affiliate of the Manager for assistance with the properties’ marketing program. The Company’s proportional share of this fee totaled $35,954 for the six month period ended June 30, 2023.

Notes Payable

When each Cardone Member LLC purchases a multifamily property, Grant Cardone contributes his equity and loans the balance needed to purchase the property to each Cardone Member entity. During 2021, the Company entered into three promissory notes with principal balances aggregating $16,677,869 with Grant Cardone. The notes are unsecured, bear interest at a rate of 6% with principal and interest due on demand.

As of June 30, 2023 these notes were paid off

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NOTE 5: RELATED PARTY TRANSACTIONS (continued)

Co-investments

As of  the Company had co-invested with CEF XVI, CEF XVII, CEF XVIII Fund 20 and Fund 21 as follows:

	Cardone Las Olas LP, LLC		Cardone Riverwalk Member, LLC		Cardone Sunrise Member, LLC		Cardone Miami River Member, LLC		Cardone Corporate Member, LLC
Entity	Investment	%	Investment	%	Investment	%	Investment	%	Investment	%
CEF XVI	$48,747,500	77.5%
CEF XVII			$27,280,000	77.5%
CEF XVIII					$21,251,000	79%
CEF Fund 20							$38,775,000	82.5%
CEF Fund 21									$58,400,000	80%
REIT LLC	12,580,000	20%	7,040,000	20%	5,380,000	20%	7,050,000	15%	14,600,000	20%
Grant Cardone	1,572,500	2.5%	880,000	2.5%	269,000	1.0%	1,175,000	2.5%
Total	$62,900,000	100%	$35,150,000	100%	$26,900,000	100%	$47,000,000	100%	$73,000,000	100%

It is anticipated that the Company will co-invest additional capital with future CEF funds.

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NOTE 6: FINANCIAL RISKS AND UNCERTAINTIES

The Company is subject to several risks including the following:

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to raise funds to fulfill its commitments including inability to sell investments quickly or close to fair value.

Market Risk

Market risk is the potential loss that can be caused by increases or decreases in the fair value of investments resulting from market fluctuations.

Credit Risk

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations.

Other Risks

Certain impacts from the COVID-19 outbreak may continue to have a significant negative impact on the Company's operations and performance.  These circumstances may still continue for an extended period of time and may continue to have an adverse impact on economic and market conditions.  The ultimate economic fallout from the pandemic and the long-term impact on economies, markets, industries, and individual companies still is unknown.  The extent of the impact on the financial performance and operations of the Company will depend on future developments, which are highly uncertain and cannot be predicted.

NOTE 7: SUBSEQUENT EVENTS

Management has evaluated subsequent events through December 5, 2023, the date the financial statements were available to be issued. On June 15 and September 15, the Company authorized and declared a daily distribution to the company’s class A Members of 2.754% annualized dividends for the June 16, 2023 to September 16, 2023 investment period.  The total distribution of $331,592 was paid to Class A members on July 15, 2023, and $345,022 was paid to Class A members on September 15th. 2023.  No distributions were paid to the Class B members in 2023.

On August 24, 2023, The Edison Apartment building was acquired for $99,250,000 with assumed debt of $50,358,000.  The REIT is a 20% owner of the ownership entity with a total investment of $10,650,000.00.

As of June 30, 2023 the REIT had 47,887.6 Units issued and outstanding. Between June 30, 2023 and December 5, 2023, 10,596 additional shares have been issued.

After posting the financials we discovered that an Affiliated entity had paid approximately $100,000 in advertising invoices which should have been paid by the Company. While investigating and correcting this error, we discovered some of the links in the Company’s financial report were incorrect, which had caused other amounts to be misstated in the Company’s interim unaudited financial statements.  The linkage issue impacted Cash Flow Statements as well as the Change in Membership Equity, including a distribution roll forward which inaccurately showed more distributions than were actually made and information mistakenly included under the category of “notes payable - related party” when the Company had no transactions involving such notes during the first two quarters of 2023.

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Item 4. Exhibits

Exhibit 2.1*

Certificate of Formation (Incorporated by reference to Exhibit 2.1 to Cardone REIT I, LLC Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on October 08, 2021 (File No. 024-11674)

Exhibit 2.2*

Amended Operating Agreement of Cardone REIT I, LLC, dated October 29, 2021, (Incorporated by reference to Exhibit 2.2 to Cardone REIT I, LLC Current Report Pursuant to Regulation A on Form 1-U as filed with the Securities and Exchange Commission on November 1, 2021 (File No. 024-11674)

Exhibit 4.1*

Subscription Agreement for Class A Units (Incorporated by reference to Exhibit 4.1 to Cardone REIT I, LLC Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on October 08, 2021 (File No. 024-11674)

Exhibit 6.1*

Transfer Agency and Service Agreement Between Cardone REIT I, LLC and Computershare Trust Company, N.A. and Computershare Inc. (Incorporated by reference to Exhibit 6.1 to Cardone REIT I, LLC Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on October 08, 2021 (File No. 024-11674)

*- Filed previously and incorporated herein by reference

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semi-Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cardone REIT I, LLC

By:	Cardone Capital LLC, its Manager

By:	/s/ Grant Cardone
Name:	Grant Cardone
Title:	Chief Executive Officer
Date:	December 5, 2023

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Grant Cardone	Chief Executive Officer of Cardone Capital LLC, the issuer’s Manager	December 5, 2023
Grant Cardone	(Principal Executive Officer)

/s/ Mark Fajack	Chief Financial Officer of Cardone Real Estate Acquisitions LLC	December 5, 2023
Mark Fajack	(Principal Financial Officer)

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